Westcore Trust
1625 Broadway, Suite 2200
Denver, Colorado 80202

September 28, 2005

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

Re:       Westcore Trust ("Trust")
File Nos.          2-75677
                        811-3373
Form N-1A POST-EFFECTIVE AMENDMENT NO.  59 (1933 Act)

To the Securities and Exchange Commission:

An electronic ("EDGAR") filing is hereby made under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") on behalf of Westcore Trust, an open-end management investment company (the "Fund"). This filing includes Post-Effective Amendment No. 59 to the Fund's 1933 Act Registration Statement on Form N-1A and Amendment No. 60 to its 1940 Act Registration Statement ("Amendment").

Pursuant to the requirements of the 1933 Act and the 1940 Act, the Registrant certifies that it meets all of the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act.

Please address any comments or questions to my paralegal Tison Cory at 303-623-2577.

Sincerely,

/s/ Tane T. Tyler
Tane T. Tyler
Secretary

cc:   Larry Greene, U.S. Securities & Exchange Commission
       Peter Schwartz, Davis Graham & Stubbs, LLP